Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Registration No: 333-162463

These materials are not a substitute for the Registration Statement that Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction with BJ Services Company (“BJ Services”), or the definitive joint proxy statement/prospectus sent to security holders of Baker Hughes and BJ Services on or about February 16, 2010 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 12, 2010, WHICH WAS SENT TO SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ON OR ABOUT FEBRUARY 16, 2010, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Baker Hughes or BJ Services common stock.
The definitive joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The definitive joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Presentation London March 2010

Forward-Looking Statements Except for the historical information set forth in this document, the matters discussed in this document are forward- looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes' earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company's plans, market and other expectations, objectives, intentions and other statements that are not historical facts. The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes' and BJ Services' filings with the Securities and Exchange Commission (the "SEC"), which are available at the SEC's web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Additional Information and Where to Find It These materials are not a substitute for the Registration Statement that Baker Hughes Incorporated ("Baker Hughes") filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction with BJ Services Company ("BJ Services"), or the definitive joint proxy statement/prospectus sent to security holders of Baker Hughes and BJ Services on or about February 16, 2010 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 12, 2010, WHICH WAS SENT TO SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ON OR ABOUT FEBRUARY 16, 2010, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC's web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Baker Hughes or BJ Services common stock. The definitive joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes' web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The definitive joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services' web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239. Participants in the Solicitation Baker Hughes, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Baker Hughes' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC. BJ Services, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from BJ Services' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.

Fourth Quarter Results North America $890 M Revenue down 37% y/y, up 9% seq Operating profit margin 9% Adj. operating profit margin1 10% Latin America Revenue $304 MM Revenue down 11% y/y, up 15% seq Operating profit margin 2% Adj. operating profit margin1 9% 1 Excluding Reorganization, Severance and Acquisition Costs and Increases to Allowance for Doubtful Accounts Europe, Africa, Russia & Caspian $740 M Revenue down 12% y/y, up 11% seq Operating profit margin 14% Adj. operating profit margin1 16% Middle East / Asia Pacific $494 MM Revenue down 16% y/y, up 2% seq Operating profit margin 10% Adj. operating profit margin1 12%

Exiting the Downturn A Stronger Company Reducing the size of our workforce Over $250 million annual savings Efficiencies in shared services organizations $50 million in 2010 Closed and consolidated facilities Strengthened balance sheet Added key executives Geographic organization President Eastern Hemisphere VP supply chain President Middle East VP information technology President product line VP reliability President reservoir technology

Regions and Geomarkets Calgary Houston Rio de Janeiro Paris London Dubai Kuala Lumpur Moscow Mexico City Bogota Caracas Buenos Aires Cape Town Lagos Luanda Beijing Aberdeen Perth Stavanger Cairo Tripoli Algiers Milan Almaty Jakarta Mumbai Dhahran

7 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 7 How We Will Achieve Differential Growth

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. 8 Linking Markets and Technology Market segmentation to organize distinct technology capabilities by application Solution segmentation to combine and integrate technologies into workflow Strengthen strategy for core competency development Role of global and regional technology centers

New Organization Peter Ragauss Sr. VP & CFO Russ Cancilla VP, HSE&S Didier Charreton VP, HR Martin Craighead Sr VP & COO Alan Crain Sr VP, General Counsel Chad Deaton Chairman, President & CEO Belgacem Chariag President, Eastern Hemisphere Andy O'Donnell, President Western Hemisphere Nathan Meehan VP Reservoir Technology Derek Mathieson President Products and Technology Clif Triplet VP Information Technology Art Soucy VP Supply Chain

Reservoir Technology and Consulting

Gaffney, Cline and Associates

- Broad reservoir management capabilities
- Integrated technical and reservoir management advice
- Exploration support
- EOR and field development
- Operations management consulting

GeoMechanics International

- Impacts many BHI services
- Leading rock mechanics experts
- Enhance Baker Hughes services
- GMI insights can help BHI develop new technologies and services

Helix RDS

- Subsurface well consulting
- Production technology and management
- Gas storage and CO2 sequestration
- Unconventional oil & gas production
- Deepwater development solutions

Epic Consulting Services, Ltd.

- Reservior engineering and simulation
- Geological modeling and analysis

GCA
Gaffney, Cline & Associates

GMI
GEOMECHANICS INTERNATIONAL

HELIX RDS
A HELIX COMPANY

EPIC
CONSULTING SERVICES LTD.

BAKER HUGHES

Best-in-Class ** SII/SLB joint venture in MI Source: BHI estimates, Spears & Associates

Adding BJ Services Strengthens our Portfolio (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 12 Advances our capabilities in the reservoir Creates critical mass in strategically key markets Growth opportunities in: International Integrated operations Deepwater Shale

Adding BJ Services Strengthens Our Portfolio (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 13

Adding BJ Services Strengthens Our Portfolio (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 14

Diversified Oilfield Services Franchises 15 Sources: % of "Oilfiield Revenues" from Spears, based on CY 2008 revenue as adjusted by Spears: SLB excludes Spears' estimates of IPM 3rd party revenue, Framo Engineering and Other; SII revenue excludes Wilson Supply; Total annual revenues are from 2008. BHI revenues are proforma. 5% 27% Pressure Pumping 24% 39% BJS fills gaps in BHI's product offering

Leading Positions in Strategically Important Markets 16 27% 24% 39% Source: Spears and Associates May 2009 Oilfield Market Report, Baker Hughes; BHI proforma

Leading Positions in Strategically Important Markets 17 27% 24% 39% Source: Spears and Associates May 2009 Oilfield Market Report, Baker Hughes; BHI proforma

Examples of International Opportunities Brazil Deepwater pressure pumping paired with BHI deepwater DD/LWD and fluids Russia Caspian BHI critical mass provides additional opportunity West Africa Deepwater pressure pumping North Sea BJS benefits from BHI presence Asia Pacific BHI benefits from BJS' presence Saudi Arabia IO opportunities Mexico IO opportunities (land and offshore) North Africa Building on mutual strengths 18

BJS Strengthens Our Integrated Operations National Oil Companies account for a growing share of E&P capital expenditures and are shifting towards the integrated project model that incorporates pressure pumping Baker Hughes adds to its critical mass of products, scale and international presence that are required of top-tier competitors for complex integrated projects We have partnered with BJ Services on many new integrated bids Acquiring BJ Services' pressure pumping capabilities increases the competitiveness of Baker Hughes and creates efficiencies 19

Pressure Pumping is Key in Deepwater Projects Most deepwater projects call for fracturing, cementing and completion services Combined company has a large deepwater fracturing presence 10 stimulation vessels Ultra-deep GoM stimulation vessel to be delivered in late 2009 (Blue Dolphin) Offshore cementing business is a BJ Services strength Seahawk cementing units Strong cementing market share on new builds Deepwater Rigs1 1Source: Rigzone 20

Pressure Pumping Key to Frac-Intensive Shales Unconventional shales are the most significant opportunity in North America BJ Services is a leader in strategically crucial shale fracturing technology in the North American market Multi-zone completion technology (vertical integration) Experienced operating personnel, efficient capacity 21 21 Selected Shale Plays and BJS Operating Bases "Unconventional" technologies to tap shale ALL depend on pressure pumping

Formation Evaluation Synergies Baker Hughes can expand BJ Services reservoir analysis capabilities with dedicated measurements including FLEX/Rockview, FracExplorer, and RPM Gasview BJ Services extends the frac analysis capabilities of our Reservoir Technology and Consulting Group Measurement of gas in place in the Barnett Shale Real-time measurement of a hydraulic frac in progress

Integrating BJ Services and Baker Hughes Few overlaps, complementary products and services Baker Hughes has partnered with BJ Services' pressure pumping on several major projects Compatible cultures To ensure smooth operations, BJ Services will be integrated over time into our geographic organization at a managed pace 23

24